June 27, 2007
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, DC 20549
Attention: John Zitko

Re:	Airvana, Inc. Amendment No. 2 to Registration Statement on Form S-1 File Number 333-142210 As amended on June 13, 2007
Ladies and Gentlemen:
On behalf of Airvana, Inc. (the “Company”), submitted herewith is the requested proposed disclosure regarding the Executive Compensation Section contained in the above-referenced Registration Statement. The attached is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.
If you have any questions or comments regarding the attached, please telephone either the undersigned at the telephone number indicated above, or Peter N. Handrinos of this firm at (617) 526-6000.
Very truly yours,
/s/ Tod K. Reichert
Tod K. Reichert

Attachments
cc:	Larry Spirgel Terry French Christine Adams Randall S. Battat Jeffrey D. Glidden Mark G. Borden Peter N. Handrinos
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
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